Filed Pursuant to Rule (424)(b)(3)
Registration No. 333-257930

PROSPECTUS SUPPLEMENT NO. 8

(to Prospectus dated August 12, 2021)

ASTRA SPACE, INC.

Primary Offering Of

15,333,303 Shares of Common Stock

Secondary Offering of

189,026,575 Shares of Common Stock

5,333,333 Warrants to Purchase Common Stock

This prospectus supplement amends and supplements the prospectus dated August 12, 2021 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-257930). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 22, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of (i) 9,999,970 shares of our Class A common stock that may be issued upon exercise of warrants to purchase Class A common stock at an exercise price of $11.50 per share (the “public warrants”) issued by Holicity Inc. (“Holicity”) in its initial public offering; and (ii) 5,333,333 shares of our Class A common stock that may be issued upon exercise of private placement warrants at an exercise price of $11.50 per share that were originally sold to X-icity Holdings Corporation (the “Sponsor”) in a private placement consummated simultaneously with Holicity’s IPO (the “private placement warrants” and, together with the public warrants, the “warrants”).

The Prospectus and this prospectus supplement also relate to the offer and sale, from time to time, by the selling securityholders named in this prospectus (the “Selling Securityholders”), or any of their permitted transferees, of (i) 5,333,333 private placement warrants; (ii) up to an aggregate of 5,333,333 shares of our Class A common stock that may be issued upon exercise of the private placement warrants held by the Selling Securityholders; (iii) up to an aggregate of 20,000,000 shares of our Class A common stock that were issued to certain investors (collectively, the “PIPE Investors”) in a private placement in connection with the closing of the Business Combination (as defined herein); (iv) 7,500,000 shares of Class A common stock issued to the Sponsor prior to Holicity’s initial public offering and registered for sale by the Selling Securityholders; (v) up to an aggregate of 92,277,793 shares of Class A common stock that were issued to certain affiliates of Astra (collectively, the “Astra Affiliates”) pursuant to the Business Combination Agreement (as defined herein); (vi) up to an aggregate 56,239,188 shares of Class A common stock issuable upon conversion (on a one-for-one basis) of shares of our Class B common stock, par value $0.0001 per share (“Class B Common Stock”) held by certain Selling Securityholders and (vii) up to an aggregate of 7,676,261 shares of our Class A common stock issued in connection with our acquisition of Apollo Fusion, Inc. (“Apollo Fusion”), which closed on July 1, 2021 comprised of (x) 2,558,744 shares of our Class A common stock (the “Initial Apollo Shares”) issued to certain of the Selling Securityholders on July 1, 2021, in connection with our merger with Apollo Fusion, Inc. (“Apollo Fusion”) and (y) 5,117,517 additional shares of our Class A common stock (the “Additional Apollo Shares”) which may be issued to certain of the Selling Securityholders assuming (a) the achievement of all remaining performance milestones set forth in the Apollo Fusion Merger Agreement (as defined herein), (b) we elect to pay all future milestone consideration in shares of our Class A common stock as required by the terms the Apollo Fusion Merger Agreement, and (c) the per share price used to calculate the number of shares of our Class A common stock to be issued is $11.7243, which is the same per share price used to calculate the number of Initial Shares issued to the Selling Securityholders. The Additional Shares have not been earned and are not currently outstanding. The actual number of Additional Shares issued to the selling stockholders could be materially greater or less than 5,117,517 shares of Class A common stock depending whether and to what extent the future performance milestones are met and/or the actual average closing price of our Class A common stock at the time such milestones are achieved. The Prospectus and this prospectus supplement also cover any additional securities that may become issuable by reason of share splits, share dividends or other similar transactions.

Our common stock and warrants are listed on Nasdaq under the symbols “ASTR” and “ASTRW”, respectively. On September 21, 2021, the closing price of our common stock was $8.97 per share and the closing price of our warrants was $2.45 per share.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 15 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 22, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 16, 2021

Astra Space, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39426	14-1916687
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1900 Skyhawk Street Alameda, California	94501
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (866) 278-7217

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	ASTR	NASDAQ Global Select Market
Warrants to purchase one share of common stock, each at an exercise price of $11.50	ASTRW	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Effective September 16, 2021, Astra Space, Inc. (the “Company”) increased the annual base salary for each of Adam London, its founder and chief technology officer, and Kelyn Brannon, its chief financial officer, from $400,000 to $500,000.

Additional changes with respect to Mr. London and Ms. Brannon’s compensation, as well as the compensation of the Company’s founder, chief executive officer and chairman, are described in Item 8.01 Other Events, which is incorporated herein by reference.

Item 8.01	Other Events.

On September 20, 2021, the Company awarded restricted stock unit (“RSUs”) and stock option (“Options”) grants of shares of its Class A common stock to each of its executive officers (collectively, the “Equity Grants”), as follows:

Executive Officer	RSUs	Time Based Stock Options	Performance Based Stock Options	Total
Chris Kemp	650,809	1,301,618	6,508,088	8,460,515
Adam London	325,405	650,809	1,301,618	2,277,832
Kelyn Brannon	1,387,527	1,244,345	650,809	3,282,681
Martin Attiq	306,826	229,322	1,952,427	2,488,575
Benjamin Lyon	1,301,618	0	2,603,236	3,904,854
Total	3,972,185	3,426,094	13,016,178	20,414,457

These grants were issued under the Company’s 2021 Omnibus Incentive Plan. The exercise price for the stock option grants is $9.04, which was the closing share price for a share of the Company’s Class A common stock on September 20, 2021.

The RSUs and certain of the stock option grants vest based on each executive officer’s continued service to the Company, specifically:

•

(a) All of the RSUs granted to Messrs. Kemp and London, (b) 114,662 of the RSUs granted to Mr. Attiq and (c) all of the time based stock options granted to Messrs. Kemp, London and Attiq vest as follows: 25% of the grant vesting on August 15, 2022, and then in substantially equal quarterly installments beginning on November 15, 2022, through and including August 15, 2025.

•

(a) All of the RSUs and time based stock options granted to Ms. Brannon and (b) the remaining RSUs granted to Mr. Attiq (192,164) vest as follows: 25% of the grant vests on February 15, 2022, with the remainder vesting in substantially equal quarterly installments beginning on May 15, 2022, through and including February 15, 2025.

•

The RSUs granted to Benjamin Lyon vest as follows: 31.25% of the grant vests on November 15, 2021, with the remainder vesting in substantially equal quarterly installments beginning on February 15, 2022, through and including August 15, 2024.

The performance based stock options granted to all executive officers vest based on the Company’s achievement of the following performance criteria:

Milestone A:	The Company has had a Successful Orbital Delivery.

Milestone B:	The Company has had six (6) Orbital Launches during a six (6) consecutive month period.

Milestone C:	The Company has completed a prototype for a Spacecraft that has achieved an Orbital Launch.

Milestone D:	The Company has conducted twenty-six (26) Orbital Launches during a six (6) consecutive month period.

Milestone E:	The Company has achieved an Orbital Launch for an aggregate of 100 Spacecraft.

The milestones do not need to be achieved in any specific order or sequence.

After a milestone is achieved, twenty percent (20%) of the performance stock option grant will vest on the vesting date immediately following the date that the volume weighted average share price for a period of thirty trading days has met the share price threshold. For this purpose, a “vesting date” is the February 15, May 15, August 15 or November 15 immediately following the date the share price threshold is achieved and the “share price threshold” is (i) $15.00 following the achievement of the first milestone; (b) $20.00 following the achievement of the second milestone; (c) $30.00 following the achievement of the third milestone; (d) $40.00 following the achievement of the fourth milestone, and (e) $50.00 following the achievement of the fifth milestone. Notwithstanding the foregoing, no portion of the performance based stock option grant will vest until November 15, 2022, and no unvested portion of the performance based stock option grant shall vest after November 15, 2026. The foregoing summary of the vesting schedule for the performance based stock option grants is qualified in its entirety by reference to the full text of the form of Performance Stock Option Award Agreement, which is filed as Exhibit 10.1 and incorporated in this current report on Form 8-K by reference. In addition, capitalized terms used, but not defined, in this current report on Form 8-K have the meanings ascribed to them in the Performance Stock Option Award Agreement.

The size of the performance based stock option grants reflects the expectation of the Company’s compensation committee that the grants will address the Company’s growth and development goals over the next five years. Thus, the compensation committee does not, at this time, anticipate granting any additional performance based stock option grants in the near future. The mix of time-based and performance based equity grants among the executive officers was primarily driven by the executive officer’s direct ability to drive the performance metrics measured. The Equity Grants, as a whole, further support the goals of the Company’s compensation philosophy to align the executive officer’s interests with the long-term interests of the Company’s stockholders and to drive stockholder value. While the Equity Grants to the Company’s executive officers are, as a whole, positioned above the mid-point of the Company’s peer group, these grants cover a longer period of time than grants issued to similarly situated executive officers for the Company’s peers and are much more heavily weighted towards performance based awards than the Company’s peers. In addition, the cash compensation of the Company’s executive officers, other than Ms. Brannon, is positioned well below the mid-point of the Company’s peer group. The compensation committee’s approach is consistent with the Company’s philosophy to emphasize equity based compensation over cash compensation.

In conjunction with the Equity Grants, the Company determined that Messrs. Kemp, London, Attiq and Lyon would not be paid cash performance bonuses for fiscal year 2021. Ms. Brannon had negotiated a cash performance bonus for fiscal year 2021 as part of her offer for employment with the Company, and thus, Ms. Brannon remains entitled to a cash performance bonus in an amount not in excess of $300,000 for fiscal year 2021. Any performance bonus to which Ms. Brannon becomes entitled will be paid in fiscal year 2022.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

10.1	Form of Performance Stock Option Award Agreement

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 22, 2021	Astra Space, Inc.

	By:	/s/ Chris Kemp
	Name:	Chris Kemp
	Title:	Chief Executive Officer

Exhibit 10.1

Name:	[•]
Number of Shares of Stock subject to the Stock Option:	[•]
Exercise Price Per Share:	$[•]
Date of Grant:	[•]

ASTRA SPACE, INC.

2021 OMNIBUS INCENTIVE PLAN

PERFORMANCE STOCK OPTION AGREEMENT

This agreement (this “Agreement”) evidences a stock option granted by Astra Space, Inc. (the “Company”) to the individual named above (the “Participant”), pursuant to and subject to the terms of the Astra Space, Inc. 2021 Omnibus Incentive Plan (as from time to time amended and in effect, the “Plan”). Except as otherwise defined herein, all capitalized terms used herein have the same meaning as in the Plan.

1. Grant of Stock Option. The Company hereby grants to the Participant on the date set forth above (the “Date of Grant”) an option (the “Stock Option”) to purchase, pursuant to and subject to the terms set forth in this Agreement and in the Plan, up to the number of shares of Stock set forth above (the “Shares”) with an exercise price per Share as set forth above, in each case subject to adjustment pursuant to Section 8 of the Plan in respect of transactions described therein occurring after the date hereof.

The Stock Option evidenced by this Agreement is a non-statutory option (that is, an option that is not intended to qualify as an ISO) and is granted to the Participant in connection with the Participant’s Employment.

2. Vesting. The term “vest” as used herein with respect to the Stock Option or any 7portion thereof means that the Stock Option (or portion thereof) is then exercisable. The Stock Option shall be eligible to vest, if at all, in accordance with the terms set forth on Exhibit A hereto.

The right of exercise shall be cumulative so that to the extent the Stock Option is not exercised in any period to the maximum extent permissible it shall continue to be exercisable, in whole or in part, with respect to all Shares for which it is vested until the earlier of the Final Exercise Date (as defined below) or the termination of this Stock Option under Section 3 hereof or the Plan.

3. Exercise of the Stock Option. No portion of the Stock Option may be exercised until such portion vests. Each election to exercise any vested portion of the Stock Option will be subject to the terms and conditions of the Plan and must be in written or electronic form acceptable to the Administrator, signed (including by electronic signature) by the Participant or, if at the relevant time the Stock Option has passed to a beneficiary or permitted transferee, the beneficiary or permitted transferee. Each such written or electronic exercise election must be received by the Company at its principal office or by such other party as the Administrator may prescribe and be accompanied by payment in full of the exercise price by cash or check, or if acceptable to the Administrator, through a broker-assisted exercise program or such other means as prescribed by the Administrator. The latest date on which the Stock Option or any portion thereof may be exercised is the tenth (10th) anniversary of the Date of Grant (the “Final Exercise Date”) and, if not exercised by such date, the Stock Option or any remaining portion thereof will thereupon immediately terminate.

4. Cessation of Employment. If the Participant’s Employment ceases, except as expressly provided for in any agreement between the Participant and the Company or its Affiliates that is in effect at the time of such termination, the Stock Option, to the extent not then vested, will be immediately forfeited for no consideration, and any vested portion of the Stock Option that is then outstanding will remain exercisable until the earlier of (i) the Final Exercise Date or (ii) the expiration of the period described in Section 6.4 of the Plan; provided, however, that if the Participant’s Employment is terminated for Cause or occurs in circumstances that in the determination of the Administrator would have constituted grounds for the Participant’s Employment to be terminated for Cause (in each case, without regard to the lapsing of any required notice or cure periods in connection therewith), any vested portion of the Stock Option that is then outstanding will be immediately terminated for no consideration.

5. Restrictions on Transfer. The Stock Option may not be transferred except as expressly permitted under Section 6.3 of the Plan.

6. Forfeiture; Recovery of Compensation.

(a) The Stock Options, and the proceeds from the exercise and/or disposition of the Shares, are subject to forfeiture and disgorgement to the Company, with interest and related earnings, if at any time the Participant is not in compliance with all applicable provisions of this Agreement and the Plan, including, without limitation, engaging at any time in conduct which would give rise to the Company’s right to terminate the Participant’s Employment for Cause.

(b) By accepting, or being deemed to have accepted, the Stock Option, the Participant expressly acknowledges and agrees that his or her rights, and those of any permitted transferee, with respect to the Stock Option, including the right to any Shares acquired under the Stock Option or proceeds from the disposition thereof, are subject to Section 6.6 of the Plan (including any successor provisions). The Participant further agrees to be bound by the terms of any clawback or recoupment policy of the Company that applies to incentive compensation that includes Awards such as the Stock Option. Nothing in the preceding sentence will be construed as limiting the general application of Section 9 of this Agreement.

7. Withholding. The Participant expressly acknowledges and agrees that, pursuant to Section 6.7 of the Plan, the Participant’s rights hereunder, including the right to be issued Shares upon exercise of the Stock Option, are subject to the Participant promptly paying to the Company in cash or by check (or by such other means as may be acceptable to the Administrator) all taxes required to be withheld, if any. No Shares will be issued pursuant to the exercise of the Stock Option unless and until the person exercising the Stock Option has remitted to the Company an amount in cash sufficient to satisfy all such withholding tax requirements, or has made other arrangements satisfactory to the Company with respect to such taxes. The Participant authorizes the Company and its subsidiaries to withhold such amount from any amounts otherwise owed to the Participant, but nothing in this sentence will be construed as relieving the Participant of any liability for satisfying his or her obligation under the preceding provisions of this Section 7.

8. Effect on Employment. This grant of the Stock Option will not give the Participant any right to be retained in the Employment of the Company or any of its subsidiaries, affect the right of the Company or any of its subsidiaries to terminate the Participant’s Employment at any time, or affect any right of the Participant to terminate his or her Employment with the Company at any time.

9. Provisions of the Plan. This Agreement is subject in its entirety to the provisions of the Plan, which are incorporated herein by reference. A copy of the Plan as in effect on the Date of Grant has been made available to the Participant. By accepting, or being deemed to have accepted, the Stock Option, the Participant agrees to be bound by the terms of the Plan and this Agreement. In the event of any conflict between the terms of this Agreement and the Plan, the terms of the Plan will control.

10. Entire Agreement. This Agreement and the Plan constitute the entire agreement and understanding among the parties hereto in respect of the subject matter hereof and supersede all prior and contemporaneous arrangements, agreements and understandings, whether oral or written, whether express or implied and whether in term sheets, presentations or otherwise, among the parties hereto, or between any of them, with respect to the subject matter hereof (including any description of any equity award that may have been contained in any offer letter or otherwise).

11. Acknowledgements. The Participant acknowledges and agrees that (a) this Agreement may be executed in two or more counterparts, each of which will be an original and all of which together will constitute one and the same instrument, (b) this Agreement may be executed and exchanged using facsimile, portable document format (PDF) or electronic signature or Docusign, which, in each case, will constitute an original signature for all purposes hereunder, and (c) the Participant must execute and return a copy of this Agreement to the Company within ninety (90) days after the Agreement is made available to the Participant.

[Signature page follows.]

The Company, by its duly authorized officer, and the Participant have executed this Agreement as of the Date of Grant.

ASTRA SPACE, INC.

By:
Its:

AGREED AND ACCEPTED:

By:
Participant Name

Signature page to Stock Option Agreement

EXHIBIT A

Vesting Schedule

This Exhibit A describes the terms and conditions upon which the Stock Option will become vested.

1. Definitions. For purposes of this Exhibit A, the following terms have the following meanings:

“Final Vesting Date” means November 15, 2026.

“Launch Vehicle” means a Company rocket, with a serial number of LV0007 or a serial number issued after LV0007.

“Milestone” means any of the five performance metrics set forth in Section 2 of this Exhibit A and which the Company must achieve for any portion of the Stock Option to vest.

“Orbital Launch” means a Launch Vehicle has traveled on a free trajectory which has an altitude at perigree around 80 kilometers such that it remained in space for at least one orbit around Earth.

“Payload” means one or more satellites for which the Company is under contract with a customer to Launch on a paid or unpaid basis.

“Share Price” means the VWAP for a 30 consecutive day trading period following the achievement of a Milestone.

“Share Price Threshold” means (a) a Share Price of $15.00 following the achievement of the first Milestone; (b) a Share Price of $20.00 following the achievement of the second Milestone; (c) a Share Price of $30.00 following the achievement of the third Milestone; (d) a Share Price of $40.00 following the achievement of the fourth Milestone, and (e) a Share Price of $50.00 following the achievement of the fifth Milestone.

“Spacecraft” means a vehicle or machine that the Company developed to fly in space. For clarity, the term “Spacecraft” does not include a Launch Vehicle.

“Successful Orbital Delivery” means that a Launch Vehicle has (a) achieved Orbital Launch, and (b) delivered a Payload for a customer consistent with the orbital mission parameters defined in the Company’s contract with the customer.

“Vesting Date” means the February 15, May 15, August 15 and November 15 of any calendar year immediately following the date on which the Share Price Threshold is met.

“VWAP” means the dollar volume-weighted average closing price for a share of the Company’s Class A common stock on Nasdaq.

All capitalized terms used, but not defined, in this Exhibit A have the meanings set forth in the Performance Stock Option Award Agreement to which this Exhibit A is attached.

2. Milestones. The performance metrics that the Company must achieve for any portion of the Stock Options to vest are as follows:

Milestone A:	The Company has had a Successful Orbital Delivery.

Milestone B:	The Company has had six (6) Orbital Launches during a six (6) consecutive month period.

Milestone C:	The Company has completed a prototype for a Spacecraft that has achieved an Orbital Launch.

Milestone D:	The Company has conducted twenty-six (26) Orbital Launches during a six consecutive month period.

Milestone E:	The Company has achieved an Orbital Launch for an aggregate of 100 Spacecraft.

The Milestones do not need to be achieved in any specific order or sequence; however a Milestone will not be deemed “achieved” for purposes of vesting until approved by the Compensation Committee, whose determination as to whether a Milestone has been “achieved” shall be final and binding.

3. Vesting. Once a Milestone is achieved, twenty percent (20%) of the shares of Class A common stock underlying the Stock Option shall vest on the Vesting Date immediately following the achievement of the Share Price Threshold, provided that (a) no portion of this Stock Option shall vest until November 15, 2022, and (b) no portion of this Stock Option shall vest after the Final Vesting Date. If any portion of this Stock Option remains unvested on the Final Vesting Date, such unvested portion of the Stock Option will be forfeited and cancelled.

4. Example. Assume for purposes of this example only, and for no other purpose, that:

(i)	three Milestones are achieved after November 15, 2022, but before January 1, 2023;

(ii)	the Share Price as of January 1, 2023 is $10.00;

(iii)	the Share Price as of April 1, 2023 is $15.00;

(iv)	the Share Price as of June 1, 2023 is $20.00;

(v)	the Share Price as of December 1, 2023 is $30.00; and

(vi)	no other Milestones were “achieved” between January 1, 2023, and December 1, 2023,

then no portion of the Stock Option will vest until the applicable Share Price Threshold is met. Specifically, (w) no portion of the Stock Option will vest on February 15, 2023, (x) twenty percent (20%) of the shares of Class A common stock underlying the Stock Option will vest on May 15, 2023, (y) an additional twenty percent (20%) of the shares of Class A common stock underlying the Stock Option will vest on August 15, 2023, and (z) an additional twenty percent (20%) of the shares of Class A common stock underlying the Stock will vest on February 15, 2024. As of February 15, 2024, sixty percent (60%) of the shares of Class A common stock underlying the Stock Option will be vested based on the assumptions above. The example is being provided to further clarify the vesting schedule for the Stock Option.